Exhibit 99.1

Evogene Reports First Quarter 2020 Financial Results

Conference call and webcast: today, May 26, 9:00 am ET

Rehovot, Israel – May 26, 2020 – Evogene Ltd. (NASDAQ: EVGN, TASE: EVGN.TA), a leading computational biology company targeting to revolutionize life-science product development across several market segments, announced today its financial results for the first quarter, ended March 31, 2020.

Ofer Haviv, Evogene's President and CEO, stated: “I would like to update that during the COVID-19 pandemic, the company and its employees have been working in compliance with the guidelines provided by the Israeli health authorities to ensure the health and safety of our employees. I would like to thank our employees for their great efforts and commitment during this period of time. I am pleased to share that Evogene’s operations were not significantly impacted and that, as of today, we have almost resumed full activity, in line with the official guidelines. The company has taken certain steps to strengthen its ability to withstand the impact of COVID-19 and I am pleased to share that, as of today, we have not found it necessary to change any of our main targets and goals for 2020 and we have even succeeded in decreasing our cash burn rate forecast for the year.

“Last week, we unveiled Evogene’s new branding, which we believe reflects the company's expanded vision and new business model and will facilitate clearer communications with potential partners and investors. This re-branding is the outcome of an evolution the company underwent in recent years that led Evogene to broaden its vision beyond plant genomics and focus on new target markets outside of agriculture.

“Established as a spin-off from Compugen in 2002, Evogene was initially focused on applying its capabilities in computational biology in agriculture and more specifically, on improving seed traits via genomic modification. This focus shifted following changes in this market and in consumer tastes that led Evogene to broaden its vision and focus on several new target markets.

“In the past years, management took a series of steps that paved the path to its new value proposition. Two key decisions underlay this development; the first was expanding Evogene’s technological capabilities in computational biology to include the development of products based on microbes and small molecules, in addition to genomics, and the second was to expand Evogene’s focus in and beyond agriculture, to human health.

“These decisions led to the creation of the two main pillars of our new offering – our computational biology technology, the CPB platform, and our rapidly growing subsidiaries.

“With respect to the CPB platform, a deep understanding of biology, combined with disruptive computational technologies, including artificial intelligence and big data, have led to the birth of this powerful platform. The platform provides tailor-made solutions for the discovery and development of products based on microbes, small molecules and genetic elements for life-science based industries, including: human health, agriculture and industrial applications. With these new capabilities, we are ready to engage with world leading companies across diverse market segments focusing on different product types.

“Before elaborating on our subsidiaries, I would like to note that in parallel to the establishment of our powerful technology, we utilized the CPB platform in certain market segments to internally build product pipelines.  The subsidiaries established over the past few years were built on these internal product pipelines to advance existing and future product candidates towards commercialization in a defined market segment, using the CPB platform through an exclusive license for its field. Each subsidiary may decide to develop and commercialize its products independently or through strategic collaborations.

“It is important for me to note, that each subsidiary has several upcoming milestones, which mark their development roadmap and these can be viewed in the presentation filed last week. I am happy to share that during the first quarter of 2020 AgPlenus reached one of these milestones with the announcement of their collaboration with Corteva for the co-development of new Mode-of-Action herbicides, based on herbicidal candidates discovered by AgPlenus. We see this collaboration to hold great promise.” - Continued Mr. Haviv.

Additional announcements made by subsidiaries during the first quarter of 2020:

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Biomica entered an agreement with Biose Industrie for scale-up and GMP production of drug candidates BMC121 & BMC127 for its immuno-oncology program, which is intended to support the preparation towards anticipated first-in-man proof-of-concept clinical trials.

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Canonic entered into an agreement with Hadassah Medical Center for pre-clinical studies to support the development of Canonic’s medical cannabis products, focusing on inflammatory indications at Prof. Reuven Or’s laboratory.

“I am very pleased with the progress we’ve made so far as a company and am confident that we have a solid strategy that will prove fruitful over the next few years. We will continue to develop the CPB platform and each subsidiary will be accountable to their milestones, while at the same time we will support them in any way possible. We are ready to continue to harness our technology, forging new strategic partnerships, and to benefit as a shareholder from our subsidiaries as their value is unlocked and becomes increasingly apparent.” – Mr. Haviv concluded.

Evogene’s new investor presentation can be viewed at: www.evogene.com

Consolidated financial results for the period ending March 31, 2020:

Cash usage: For the full year of 2020, the company has provided an update on its estimated cash usage, excluding cash usage of Lavie Bio, from the range of $14-$16 million to $13-$15 million. The expected decrease in cash usage is due to adjustments in the company’s expenditures to better accommodate the impact of COVID-19, including a temporary reduction in salary-based expenditures and a cut-back in secondary activities that are not directly connected to the company’s near-term milestones, as well as an expected increase in revenues for the remainder of 2020, following the collaboration agreement AgPlenus signed with Corteva in March 2020. Reduced cash usage is expected to begin to take effect in the results of the second quarter of 2020.

Cash position:  As of March 31, 2020, Evogene had approximately $40.6 million in consolidated net cash, short-term bank deposits and marketable securities. Approximately $16 million of Evogene’s consolidated cash is attributed to its subsidiary, Lavie Bio. The company’s consolidated cash usage amounted to $6.3 million during the first quarter of 2020. Excluding the cash usage of Lavie Bio, the company’s cash usage amounted to $4.6 million during the first quarter of 2020. Cash usage during the first quarter of 2020 included pre-paid expenses and non-recurring payments of approximately $0.8 million.

Evogene does not have bank debt.

Revenues for the first quarter of 2020, were $0.1 million versus $0.3 million in the same period the previous year. Revenues primarily consist of third-party research and development payments. These revenues represent R&D cost reimbursement and milestone payments under our various collaboration agreements. The majority of these agreements also provide for royalties or other forms of revenue sharing from successfully developed products.

Gross profit for the first quarter of 2020 was $36 thousand in comparison to $277 thousand in the first quarter of 2019.

R&D expenses for the first quarter of 2020 were $4.6 million (including a non-cash expense of $0.9 million for amortization of share-based compensation), in comparison to $3.5 million (including a non-cash expense of $0.1 million for amortization of share-based compensation) in the first quarter of 2019. R&D expenses in this quarter were attributed to product development activities of the Company and its subsidiaries, including fermentation, lab work and pre-clinical studies carried out by third parties as well as expenses relating to computational work.

Business Development (BD) expenses for the first quarter of 2020 were $1 million (including a non-cash expense of $0.7 million for amortization of share-based compensation), in comparison to $0.5 million (including a non-cash expense of $0.1 million for amortization of share-based compensation) in the first quarter of 2019.

G&A expenses for the first quarter of 2020 were $1.3 million (including a non-cash expense of $0.3 million for amortization of share-based compensation), in comparison to $0.9 million (including a non-cash expense of $31 thousand for amortization of share-based compensation) in the first quarter of 2019.

Operating loss for the first quarter of 2020 was $ 6.9 million (including a non-cash expense of $1.9 million for amortization of share-based compensation), in comparison to $ 4.7 million (including a non-cash expense of $0.2 million for amortization of share-based compensation) in the first quarter of 2019. This is mainly due to an increase of $1.7 million in non-cash expenses related to the amortization of share-based compensation, mainly attributed to options granted to Lavie Bio employees.

Net financing expenses for the first quarter of 2020 were $0.4 million in comparison to net financing income of $0.9 million in the first quarter of 2019. The increase in the net financing expenses during the quarter is due to the translation of Israeli Shekel denominated cash and marketable securities to U.S. Dollars.

Loss for the first quarter of 2020 was $7.2 million in comparison to a loss of $3.8 million during first quarter of 2019. The increase in loss is attributed to an increase of $1.7 million in non-cash expenses related to the amortization of share-based compensation, as described above, and to net financing expenses in comparison to net financing income in the first quarter of 2019.

***

Conference Call & Webcast Details:

Date: May 26, 2020
Time: 9:00am EST; 16:00 Israel time
Dial-in: 1-888-668-9141 toll free from the United States, or +972-3-918-0609 internationally
Webcast: Available at www.evogene.com.

Replay Information: A replay of the conference call will be available approximately three hours following the completion of the call.

To access the replay, please dial 1-888-326-9310 toll free from the United States, or +972-3-925-5904 internationally. The replay will be accessible through May 28, 2020, and an archive of the webcast will be available on the company’s website for the following 30 days.

About Evogene Ltd.:

Evogene (NASDAQ: EVGN, TASE: EVGN.TA) is a leading computational biology company targeting to revolutionize product development for life-science based industries, including human health, agriculture, and industrial applications. Incorporating a deep understanding of biology and leveraging Big Data and Artificial Intelligence, Evogene established its unique technology, the Computational Predictive Biology (CPB) platform. The CPB platform is designed to computationally discover and develop life-science products based on microbes, small molecules and genetic elements as the core components for such products. Evogene holds a number of subsidiaries utilizing the CPB platform, for the development of human microbiome-based therapeutics, medical cannabis, ag-biologicals, ag-chemicals, seed traits and ag-solutions for castor oil production.

For more information, please visit www.evogene.com

Forward Looking Statements:

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. For example, Evogene is using forward-looking statements in this press release when it discusses its targets and goals for 2020, its estimated cash usage for 2020, capturing the value of its technologies and subsidiaries, entering into collaboration agreements and its upcoming milestones. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the global spread of COVID-19, or the Coronavirus, the various restrictions deriving therefrom and those risk factors contained in Evogene’s reports filed with the applicable securities authorities. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the Coronavirus), Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:	US Investor Relations:
Rivka Neufeld Investor Relations and Public Relations Manager E: IR@evogene.com T: +972-8-931-1940	Joseph Green Edison Group E: jgreen@edisongroup.com T: +1 646-653-7030
Laine Yonker Edison Group E: lyonker@edisongroup.com T: +1 646-653-7035

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	As of March 31,	As of December 31,
	2020	2019
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$32,011	$34,748
Marketable securities	1,042	2,128
Short-term bank deposits	7,500	10,000
Trade receivables	61	72
Other receivables and prepaid expenses	2,261	2,079

	42,875	49,027
LONG-TERM ASSETS:
Long-term deposits	9	9
Operating lease right-of-use-assets	2,529	2,671
Property, plant and equipment, net	2,391	2,583
Intangible assets, net	16,841	17,074

	21,770	22,337

	$64,645	$71,364
CURRENT LIABILITIES:
Trade payables	$578	$1,001
Employees and payroll accruals	1,440	2,079
Operating lease liability	977	895
Liabilities in respect of government grants	63	37
Deferred revenues and other advances	345	386
Other payables	1,085	1,348

	4,488	5,746
LONG-TERM LIABILITIES:
Operating lease liability	1,735	2,076
Liabilities in respect of government grants	3,485	3,325

	5,220	5,401
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding –25,754,297 shares at March 31, 2020, and December 31, 2019	142	142
Share premium and other capital reserve	205,964	205,904
Accumulated deficit	(162,130)	(155,902)

Equity attributable to equity holders of the Company	43,976	50,144

Non-controlling interests	10,961	10,073

Total equity	54,937	60,217

	$64,645	$71,364

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,		Year ended December 31,
	2020	2019	2019
	Unaudited		Audited

Revenues	$75	$348	$753
Cost of revenues	39	71	334

Gross profit	36	277	419

Operating expenses:

Research and development, net	4,587	3,544	15,791
Business development	970	493	2,029
General and administrative	1,337	909	3,765

Total operating expenses	6,894	4,946	21,585

Operating loss	(6,858)	(4,669)	(21,166)

Financing income	137	1,199	2,630
Financing expenses	(487)	(282)	(555)

Financing income (expenses), net	(350)	917	2,075

Loss before taxes on income	(7,208)	(3,752)	(19,091)
Taxes on income	6	2	24

Loss	$(7,214)	$(3,754)	$(19,115)

Attributable to:
Equity holders of the Company	(6,228)	(3,709)	(18,112)
Non-controlling interests	(986)	(45)	(1,003)

	$(7,214)	$(3,754)	$(19,115)

Basic and diluted loss per share	$(0.24)	$(0.15)	$(0.70)

Weighted average number of shares used in computing basic and diluted loss per share	25,754,297	25,754,297	25,754,297

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2020	2019	2019
	Unaudited		Audited

Cash flows from operating activities:

Loss	$(7,214)	$(3,754)	$(19,115)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	420	638	2,395
Amortization of Intangible assets	233	-	374
Share-based compensation	1,934	203	1,578
Net financing expense (income)	401	(1,013)	(2,414)
Loss from sale of property, plant & equipment	-	-	12
Taxes on income	6	2	24

	2,994	(170)	1,969
Changes in asset and liability items:

Decrease in trade receivables	11	122	88
Increase in other receivables	(157)	(758)	(1,250)
Increase in long-term deposits	-	-	(10)
Decrease in trade payables	(274)	(318)	(122)
Decrease in employees and payroll accruals	(639)	(404)	(33)
Increase (decrease) in other payables	(212)	(52)	375
Decrease in deferred revenues and other advances	(41)	(58)	(45)

	(1,312)	(1,468)	(997)

Cash received (paid) during the period for:

Interest received	112	34	803
Interest paid	(50)	-	(302)
Taxes paid	(6)	-	(24)

Net cash used in operating activities	(5,476)	(5,358)	(17,666)

Cash flows from investing activities:

Purchase of property, plant and equipment	(291)	(83)	(900)
Proceeds from sale of marketable securities	1,044	6,229	27,084
Purchase of marketable securities	-	-	(1,637)
Proceeds from bank deposits, net	2,500	-	12,592

Net cash provided by investing activities	$3,253	$6,146	$37,139

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2020	2019	2019
	Unaudited		Audited

Cash flows from financing activities:

Proceeds from government grants	$175	$197	$493
Issuance of subsidiary's ordinary shares to non-controlling interests	-	-	10,000
Repayment of operating lease liability	(177)	(234)	(597)
Repayment of government grants	-	(29)	(590)

Net cash provided by (used in) financing activities	(2)	(66)	9,306

Exchange rate differences - cash and cash equivalent balances	(512)	56	159

Increase (decrease) in cash and cash equivalents	(2,737)	778	28,938

Cash and cash equivalents, beginning of the period	34,748	5,810	5,810

Cash and cash equivalents, end of the period	$32,011	$6,588	$34,748

Significant non-cash activities
Acquisition of property, plant and equipment	$17	$14	$216
Increase of operating lease right-of-use-assets	-	-	$3,437
Acquisition of intangible assets	-	-	$17,448